

SI 16014606 N

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SEC Mail Processing Section

FEB 29 2016

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47664



FACING PAGE

Information Required of Brokers-Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Santander Investment Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Kaufman (212) 350-3661
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



AFFIRMATION

We, Juan Minuesa, Francisco Sempere and Arnold Kaufman affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Investment Securities, Inc., as of and for the year ended December 31, 2015, are true and correct. We further affirm that neither Santander Investment Securities Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



02/26/16

Signature Date

CEO/General Securities Principal
Title



2/26/16

Signature Date

Senior Financial Controller
Title



2/26/16

Signature Date

Controller
Title

Subscribed and sworn to before me on this
26th day of February 2016



Notary Public

ANGILIE CASALDUC
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6187188
Qualified In Richmond County
My Commission Expires May 19, 2010

Santander Investment Securities Inc.
45 East 53rd Street, New York, NY 10022 Telephone: (212) 350-3500 Fax: (212) 350-3535



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Santander Investment Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of Santander Investment Securities Inc. (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE + TOUCHE LLP

February 26, 2016

SANTANDER INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash	$ 238,892,938
Cash and securities — segregated under Federal and other regulations	160,213,024
Deposits with clearing organizations	678,411,143
Receivables from broker-dealers, financial institutions and clearing organizations	7,028,236
Receivables from customers	8,803,075
Receivables from affiliates	873,666
Securities owned — at fair value	471,179
Prepaid expenses	1,051,253
Deferred tax assets, net	11,981,630
Income taxes receivable	1,052,544
Furniture, fixtures & leasehold improvements	341,490
Memberships in exchange — at cost (fair value of $810,294)	389,886
Other assets	11,407,888
TOTAL ASSETS	$ 1,120,917,952

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to broker-dealers, financial institutions and clearing organizations	$ 14,504,171
Payables to customers	907,511,585
Securities sold, but not yet purchased — at fair value	433,877
Bonus accrual and other payables to employees	28,869,259
Accrued expenses and other liabilities	5,973,416
Total Liabilities	957,292,308
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value —1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	289,999,990
Accumulated deficit	(126,374,356)
Total Stockholder's Equity	163,625,644
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,120,917,952

See notes to the statement of financial condition.

SANTANDER INVESTMENT SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Santander Investment Securities Inc. (the "Company"), a Delaware corporation, is wholly owned by Santander Investment, S.A. (the "Parent"), which, in turn, is wholly owned by Banco Santander, S.A., a Spanish banking corporation (the "Ultimate Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is registered as a Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), the New York Stock Exchange LLC (NYSE) and NYSE MKT LLC (NYSE MKT), and is a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940.

The Company is a clearing member of Chicago Mercantile Exchange Inc. (CME), Chicago Board of Trade, Inc. (CBOT), New York Mercantile Exchange, Inc. (NYMEX), Commodity Exchange, Inc. (COMEX) and Intercontinental Exchange (ICE). The Company clears and executes futures and options transactions for a customer, the Ultimate Parent, in the various futures and commodities exchanges on an omnibus basis.

The Company's business activities include investment banking, institutional sales, trading and offering research reports of Latin American and European equity and fixed income securities. The Company clears its U.S. securities transactions through a third-party broker-dealer on an fully disclosed basis. International securities transactions are cleared through affiliates and other third parties.

On February 16, 2014, the Federal Reserve Board approved a final rule strengthening the supervision and regulation of foreign banking organizations under section 165 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The ruling requires all foreign banking organizations with material U.S. operations to establish a U.S. intermediate holding company for all of their U.S. subsidiaries with the exception of bank branches. As a result, on July 1, 2016, the Company's immediate parent company will change from Santander Investment, S.A. to Santander Holdings USA, Inc., a wholly owned subsidiary of the Ultimate Parent.

On December 10, 2013, the Federal Reserve Board, SEC, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, and CFTC released final rules implementing the Volcker Rule, a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Volcker Rule"). The Volcker Rule was designed to prohibit banks from engaging in proprietary trading and owning or engaging in certain transactions with hedge funds or private equity funds. Under the Volcker Rule, certain activities may be permitted to continue (e.g. U.S government, agency, state, and municipal obligations, exemptions available for market making, underwriting, and risk mitigating/hedging activities), although under new, restrictive definitions. The implementing regulation for the Volcker Rule became effective on April 1, 2014 with an original conformance period that ran through July 21, 2015 for proprietary trading activities. On December 18, 2014, the Federal Reserve Board extended the conformance period until July 21, 2016 to conform investment in and relationships with covered funds and foreign funds that were in place prior to December 31, 2013. The Company is evaluating the impact of any restrictions on its operations based on the

expected conformance period, as applicable, and as stipulated by the Federal Reserve Board, and does not expect a material adverse impact on the Company's statement of financial condition.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — In preparing the statement of financial condition, management makes estimates and assumptions that may affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Such estimates include assumptions used in determining the fair value of financial instruments, certain amounts allocated among affiliates, bonus accruals and deferred and current income taxes. Although these and other estimates and assumptions are based on the best available information, actual results could differ materially from these estimates.

Cash — The Company defines cash and cash equivalents to be highly liquid investments with original maturities of 90 days or less. Cash accounts are held at two major money center banks.

Cash and securities — segregated under Federal and other regulations — In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") and segregation rules of the CFTC, the Company is obligated to segregate cash or qualified securities for the exclusive benefit of its customers.

Securities Owned and Securities Sold, But Not Yet Purchased — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Securities owned or securities sold, but not yet purchased, are stated at fair value.

Receivables from and Payables to Broker-Dealers, Financial Institutions and Clearing Organizations — Receivables from and payables to broker-dealers, financial institutions and clearing organizations primarily represent Delivery versus Payment and Receipt versus Payment (DVP/RVP) trades past settlement date. In addition, it includes trade-date versus settlement-date accruals related to the Company's proprietary trading accounts and the net commissions earned on trades settling after year-end for these accounts and the futures related activities.

Receivables from and Payables to Customers — Customer securities transactions are recorded on a settlement-date basis. Receivables from and payables to customers include amounts due on cash and DVP/RVP securities transactions and cash deposits received from futures customers, to cover margin calls from commodity exchanges, and net unrealized gains and losses not yet remitted. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Securities Borrowed and Securities Loaned Transactions — Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed are included in receivables from broker-dealers, financial institutions and clearing organizations at contract value in the statement of financial condition. Interest or rebates earned / paid is included in interest and dividend revenue or expense, as applicable. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or

refunded as necessary. As of December 31, 2015, the Company had no securities borrowed and securities loaned transactions. There were no securities pledged as of December 31, 2015.

Deposits with Clearing Organizations — Deposits with clearing organizations include cash and U.S. Treasury securities, at fair value, deposited as margin as required by the CME and ICE related to the Company's futures business.

Membership in Exchange — Membership in exchange consists of shares of ICE purchased as ownership and a seat on that exchange. The shares and the seat are reflected at cost in the statement of financial condition and assessed periodically for potential impairment in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, *Property, Plant and Equipment*.

Foreign Currency Translation — Assets and liabilities, denominated in foreign currencies, are translated at closing rates of exchange on December 31, 2015.

Income Taxes — The Company accounts for income taxes in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"), which requires that an asset and liability approach be applied in accounting for income taxes, and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The realization of the deferred tax asset is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will be realized.

New Accounting Pronouncements —

In July 2013, the FASB issued Accounting Standard Update ("ASU") No. 2013-11, *Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* The ASU provides guidance that an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss ("NOL") or tax carryforward whenever the NOL or tax carryforward would be available to reduce additional taxable income or tax due if the tax position is disallowed. This ASU became effective for the Company on January 1, 2015. No material uncertain tax positions existed during 2015 or at December 31, 2015 and therefore this guidance did not have a material impact on the Company's statement of financial condition upon adoption.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* This update requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). When conditions or events raise substantial doubts about an entity's ability to continue as a going concern, management shall disclose: i) the principal conditions or

events that raise substantial doubt about the entity's ability to continue as a going concern; ii) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and iii) management's plans that are intended to mitigate the conditions or events – and whether or not those plans alleviate the substantial doubt about the entity's ability to continue as a going concern. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and early application is permitted. The Company is currently evaluating the impact of adopting this ASU on the Company's statement of financial condition.

In May 2015, the FASB issued ASU 2015-7, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the Emerging Issues Task Force).* This ASU removes the requirement to categorize investments fair valued using the net asset value per share practical expedient within the fair value hierarchy. It also modifies disclosure requirements to include only investments for which the entity elects to use the practical expedient rather than the prior guidance which required disclosures for all investments eligible to use the practical expedient. This amendment will be effective for the Company for the first reporting period beginning after December 15, 2015, with early adoption permitted. Adoption of the amendment by the Company must be on a retrospective basis for all periods presented. The Company is in the process of evaluating the impacts of the adoption of this ASU.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* This amendment requires that 1) equity investments, except those accounted for under the equity method of accounting or result in consolidation of the investee, be measured at fair value with changes in the fair value being recorded in net income, unless those equity investments do not have readily determinable fair values in which case they will be measured at cost less impairment, if any, plus the effect of changes resulting from observable price transactions in orderly transactions or for the identical or similar investment of the same issuer, 2) simplifies the impairment assessment of equity instruments that do not have readily determinable fair values, 3) eliminates the requirement to disclose methods and assumptions used to estimate fair value of instruments measured at amortized cost on the balance sheet, 4) requires public business entities to use "exit price" when measuring the fair value of financial instruments, 5) requires entities to separately present in other comprehensive income the portion of the total change in fair value of a liability resulting from instrument-specific credit risk when the fair value option has been elected for that liability, 6) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes, and 7) clarifies that an entity should evaluate the need for a valuation allowance on its deferred tax asset related to its available-for-sale securities in combination with its other deferred tax assets. This amendment will be effective for the Company for the first reporting period beginning after December 15, 2017, with earlier adoption permitted by public business entities on a limited basis. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Company is in the process of evaluating the impacts of the adoption of this ASU.

3. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Receivables from broker-dealers, financial institutions and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by settlement date,

proprietary, and customer cash and DVP/RVP transactions cleared through a U.S. broker-dealer on an omnibus basis or through non-U.S. affiliates and U.S. futures transactions.

Payables to broker-dealers, financial institutions and clearing organizations primarily include amounts payable for securities not received by the Company from a seller by settlement date and balances related to U.S. futures transactions.

Receivables from and payables to broker-dealers, financial institutions and clearing organizations at December 31, 2015, consist of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$ -	$ 8,742,984
Receivables from/payables to clearing brokers and clearing organizations	6,764,488	5,761,187
Trade date accrual	263,748	-
	$ 7,028,236	$ 14,504,171

4. FAIR VALUE MEASUREMENTS

The Company applies the provision of ASC 820, *Fair Value Measurement*, which establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2 — Financial assets and liabilities whose values are based on quoted prices that are available but traded less frequently or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets (restricted stocks); and

b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds and Latin American equities, which trade infrequently).

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

A review of fair value hierarchy classifications and transfer between levels is conducted on a periodic basis and transfers between levels are recorded at the end of the year. During 2015, there were no level 3 assets or liabilities. During the year ended December 31, 2015, no transfers between levels occurred.

The Company's financial assets that are measured at fair value on a recurring basis by valuation hierarchy as of December 31, 2015, consisted of the following:

	Fair Value Measurements at December 31, 2015			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and securities — segregated under Federal and other regulations				
U.S. Treasuries	$ -	$ 14,993,699	$ -	$ 14,993,699
Securities owned:				
Equities and American Depository Receipts	471,179	-	-	471,179
Deposits with clearing organizations:				
U.S. Treasuries	-	622,874,000	-	622,874,000
Other assets:				
Money market funds	898,387	-	-	898,387
Mutual funds	1,750,546	-	-	1,750,546
Total	$3,120,112	$ 637,867,699	$ -	$ 640,987,811
Liabilities:				
Securities sold not yet purchased				
Equities and American Depository Receipts	$ 433,877	$ -	$ -	$ 433,877
Total	$ 433,877	$ -	$ -	$ 433,877

As of December 31, 2015, deposits with clearing organizations included in the statement of financial condition, consists of U.S. Treasury Bills of approximately $623 million and cash of $56 million.

The following describes the valuation techniques used by management to determine the fair value of financial instruments:

Equities and American Depository Receipts and U.S. Treasuries are valued at quoted market prices. Shares of money market and mutual funds are valued at quoted market prices, which represents their net asset value at year end.

5. RELATED-PARTY TRANSACTIONS

The Company has significant related-party transactions and balances with affiliates. The Company executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Some of these transactions are denominated in foreign currencies. The Company earns revenues for investment advisory services performed for certain affiliates. In addition, the Company pays for services (primarily costs relating to management, administrative support services, systems and risk management) received from its New York affiliates under service agreements and for execution and clearance services received from other affiliates. As of December 31, 2015, the related-party balances consisted of the following:

Assets:	
Receivables from broker-dealers, financial institutions and clearing organizations	$ 1,177,840
Receivables from affiliates	873,666
Other assets	2,623,538
Liabilities:	
Payables to broker-dealers, financial institutions and clearing organizations	$ 8,742,984
Payables to customers - Ultimate Parent	907,417,621

Subordinated Loan Agreements — The Company has entered into a Revolving Subordinated Loan agreement ("Revolver") with its Ultimate Parent, effective June 8, 2015, not to exceed $290 million in aggregate with a maturity date of June 8, 2017. Any amounts advanced in accordance with this agreement will be considered net capital on the date drawn down. Such amount shall not be considered as equity in the calculation of the Company's Debt Equity ratio. During the year ended December 31, 2015, the Company borrowed under the Revolver several times in the sum of $670 million and subsequently repaid the entire amount. The average interest rate for the borrowings, under the Revolver, during the year was 1.13%. The Revolver has been approved by FINRA and therefore, qualifies as capital in computing Net Capital under SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 ("Rule 15c3-1"). As of December 31, 2015, there were no advances outstanding under the Revolver.

Membership in Exchange — The Ultimate Parent was approved as CME Rule 106.1 Affiliated Member Firm and owns the membership under this rule. The Company is a clearing member of the CME at no cost since the membership is owned by the Ultimate Parent and the business is performed exclusively for its benefit.

6. OTHER ASSETS

At December 31, 2015, other assets primarily consisted of $7.4 million fee income receivables resulting from capital market activities and $2.6 million investment of voluntary deferred compensation.

7. INCOME TAXES

As of December 31, 2015, the Company had gross deferred tax assets of approximately $50.2 million and no gross deferred tax liabilities. The gross deferred tax assets are principally related to federal and state net operating losses and accrued expenses.

As of December 31, 2015, the Company has a valuation allowance of $38.2 million against the deferred tax assets as it is management's current assessment that it is more likely than not that the Company will not recognize a portion of the deferred tax assets related to these items. The Company's deferred tax asset, net of the valuation allowance, at December 31, 2015 is $12.0 million.

At December 31, 2015, the Company had federal net operating loss carryforwards of approximately $108.4 million, which expire if not utilized in the years 2019 through 2035, and state net operating loss carryforwards of $68.6 million, which expire if not utilized in the year 2034. The Company has alternative minimum tax carryforwards of approximately $2 million, which do not expire.

The Company files tax returns with the federal, New York State, and New York City jurisdictions. The Company is subject to examination in federal and New York State jurisdictions for 2012 and later and is currently under examination by New York City for 2011 and 2012.

The Company, along with other affiliates, is included in certain combined and unitary state and local returns. For taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision as if it filed a separate tax return even though it uses the combined or unitary apportionment factor. Under the New York Tax Reform legislation, effective for 2015 and later years the Company will be filing a combined return for New York State and New York City with Banco Santander S.A. and its U.S. affiliates. The Company will settle its income tax provision (benefit) under a tax sharing methodology agreed upon among the combined or unitary group.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes. The Company does not expect its unrecognized tax benefits balance to change significantly in the next twelve months.

As a result of the New York City tax law changes, the gross deferred tax asset before valuation allowance was decreased by $879,843.

No material uncertain tax positions existed at December 31, 2015.

8. REGULATORY CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") of the Securities Exchange Act of 1934. The Company computes its minimum net capital requirement pursuant to the alternative method of the Rule, which requires net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $1.0 million.

As an FCM, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which states that the minimum net capital requirement is to be calculated as the greater of $1.0 million or 8% of the domestic and foreign domiciled customer risk maintenance margin performance bond requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a

computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

At December 31, 2015, the Company's regulatory net capital, as amended, and defined under SEC and CFTC rules, was $132.0 million which was $119.1 million in excess of the minimum required net capital.

9. CASH AND SECURITIES— SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

A U.S. Treasury Bill with a fair value of $15 million is segregated in a special reserve bank account held at JP Morgan Chase for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and cash of $145.2 million is on deposit in customer segregated fund accounts held at JP Morgan Chase in accordance with the Commodity Exchange Act Rule 1.20.

10. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation — Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one amount within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

As of December 31, 2015, the Company is a defendant in civil actions arising out of the underwriting of securities of various issuers. Due to the uncertain outcome of the remaining actions, management is unable to evaluate the likely outcome and any possible loss cannot be estimated. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the statement of financial condition of the Company.

Guarantees — The Company is a member of exchanges and clearing houses. In the normal course of business the Company provides guarantees (that meet the accounting definition of guarantee under ASC 460, *Guarantees*) to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential liability under these arrangements cannot be quantified; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability was recorded for these arrangements at December 31, 2015.

11. DEFERRED COMPENSATION AND BENEFIT PLANS

The Company is a participant, in conjunction with other affiliates, in a defined pension plan sponsored by Banco Santander S.A., New York Branch (the "Plan Sponsor"), covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not

more than the maximum amount deductible for tax purposes. Allocations of plan costs, assets, actuarial gains, and elements of plan performance between the affiliates have been determined by an actuary. Effective December 31, 2010, the defined pension plan was frozen. The amount recorded by the Company is \$4.5 million representing the Company's share of pension liability and is included in bonus accrual and other payables to employees in the statement of financial condition as of December 31, 2015.

The Company also participates with other affiliates, in an employee deferred compensation plan sponsored by Santander Holdings USA, covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

In 2010, the Ultimate Parent established and approved a deferred compensation plan that the Company participates in. In accordance with the plan, distributions (whether payable in cash or shares of Ultimate Parent common stock) will be made in three equal installments over a three year period, if the employee remains employed at the Company or an affiliate of Santander Group through the applicable payment date and certain performance conditions are met in the opinion of the Banco Santander Board of Directors. Deferred compensation of \$7.1 million is included in bonus accrual and other payables to employees in the statement of financial condition at December 31, 2015.

12. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions of various securities and futures transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers and certain related entities, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise.

The Company records customer securities and futures transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

In the normal course of business, the Company enters into foreign currency forward transactions to hedge securities settlements in various local markets. At December 31, 2015, the Company had no commitments to buy or sell foreign currency forwards.

In the normal course of business, the Company retains cash and cash segregated under Federal and other regulations at two major money center banks.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities, which qualify as financial instruments under ASC 825, *Financial Instruments*, are carried at fair value or contracted amounts, which approximate fair value. Financial assets which are recorded at contracted amounts approximating

fair value consist largely of short-term receivables, including securities borrowed, customer receivables, and certain other receivables. Similarly, the Company's financial liabilities, such as customer payables and certain other payables, are recorded at amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly their fair values are not materially affected by changes in interest rates.

14. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to December 31, 2015 through February 26, 2016, the date on which this financial statement was issued. As a result of the Company's evaluation, the Company determined that there have been no subsequent events that require adjustment to, or disclosure in, this financial statement or the notes thereto.

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